UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CREE, INC.
(Exact name of registrant as specified in its charter)

North Carolina (State of incorporation or organization)	56-1572719 (I.R.S. Employer Identification No.)

4600 Silicon Drive, Durham, North Carolina 27703
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:

N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None (Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.

On April 24, 2012, the Board of Directors of Cree, Inc., a North Carolina corporation (the “Company”), approved, and the Company entered into, an Amended and Restated Rights Agreement (the “Amended and Restated Rights Agreement”) with American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”).  The Amended and Restated Rights Agreement amends and restates the Rights Agreement, dated May 30, 2002, between the Company and the Rights Agent, as amended by Amendment No. 1 to the Rights Agreement dated October 16, 2006.  The purpose of the Amended and Restated Rights Agreement is, among other things, to extend the expiration date of the preferred stock purchase rights described therein (the “Rights”) from June 10, 2012 to September 30, 2018.

On May 29, 2002, the Board of Directors of the Company, declared a dividend distribution of one Right for each outstanding share of the Company's common stock, $0.00125 par value (the “Common Stock”), to shareholders of record at the close of business on June 10, 2002 (the “Record Date”), and authorized the issuance of one Right (as such number may be adjusted from time to time) for each share of Common Stock issued between the Record Date and the Distribution Date (as defined below).  Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share (a “Preferred Stock Fraction”) of the Company's Series A Preferred Stock, $0.01 par value (the “Preferred Stock”), at a price of Two Hundred Dollars ($200.00) (the “Purchase Price”), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement.

Initially, the certificates or book-entries representing the outstanding shares of Common Stock will be deemed to be certificates for Rights, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Amended and Restated Rights Agreement, the Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (including, without duplication, the number of shares that are deemed owned by such person(s) pursuant to derivative transactions or ownership of derivative securities) (the date of such announcement being the “Stock Acquisition Date”), or (ii) 10 business days (or such later date as the Company's Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the certificates or book-entries for Common Stock and will be transferred with, and only with, such Common Stock, (ii) new certificates or book-entries for Common Stock issued after the Record Date will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates or book-entries for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate or book entries.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board of Directors, and except in connection with the exercise of stock options and any other issuances of Common Stock with respect to awards under employee benefit plans, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 30, 2018, North Carolina time, unless extended prior to such time by the Board of Directors, or earlier if redeemed by the Company as described below.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable for a Preferred Stock Fraction.  Each Preferred Stock Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock.  The voting and dividend rights of the Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock. In lieu of issuing certificates for fractions of shares of Preferred Stock (other than fractions which are integral multiples of Preferred Stock Fractions), the Company may pay cash in accordance with the Amended and Restated Rights Agreement.

In the event that any person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors, who are not associated with an Acquiring Person, determine to be fair and adequate to shareholders and to be otherwise in the best interests of the Company and its shareholders (a “Qualified Offer”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.  In any event, following the occurrence of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but the Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets, earning power or cash flow is sold or transferred (except with respect to clauses (i) and (ii), a merger or other business combination which follows a Qualified Offer and in which the amount and form of consideration is the same as was paid in such offer), each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Preferred Stock Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock, (ii) if the holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or its affiliates and associates, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a series of the Company's preferred stock having equivalent preferences, limitations and relative rights), per Right (subject to adjustment).

In general, at any time until the later of the Distribution Date and the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights is not includable in a shareholder’s taxable income for federal income tax purposes under U.S. law, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company, or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Prior to the Distribution Date, any of the provisions of the Amended and Restated Rights Agreement may be amended by the Board of Directors of the Company. After the Distribution Date, the provisions of the Amended and Restated Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or affiliate or associate of such Acquiring Person), or to shorten or lengthen any time period under the Amended and Restated Rights Agreement; provided that no amendment may be made at such time as the Rights are not redeemable.

The Amended and Restated Rights Agreement is included as an exhibit hereto and is incorporated by reference herein.  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.   Exhibits.

Exhibit No.	Description of Exhibit

4.1
Amended and Restated Rights Agreement, amended and restated as of April 24, 2012, between Cree, Inc. and American Stock Transfer & Trust Company, LLC, including the form of Articles of Amendment of Articles of Incorporation of the Company, the form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, attached thereto as Exhibits A, B and C, respectively (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2012)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CREE, INC.

By:	/s/ Adam H. Broome
Adam H. Broome
Vice President–Legal & Secretary

Date:  April 26, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1
Amended and Restated Rights Agreement, amended and restated as of April 24, 2012, between Cree, Inc. and American Stock Transfer & Trust Company, LLC, including the form of Articles of Amendment of Articles of Incorporation of the Company, the form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, attached thereto as Exhibits A, B and C, respectively (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2012)